43445 Business Park Dr. Suite 113
Temecula, CA 92590
Phone: 951-699-4749 Fax: 951-699-4062

August 17, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Larry Spirgel,

Assistant Director

Re:          Outdoor Channel Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 10, 2006

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-17287

Comment Letter Dated August 3, 2006

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the quarterly period ended March 31, 2006, which were furnished by your letter dated August 3, 2006.  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Further, please note that Outdoor Channel Holdings, Inc. (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments

Form 10-K for the fiscal year ended December 31, 2005

Comparison of Operating Results for the Years Ended December 31, 2005 and December 31, 2004
Expenses, Page 31

1.                                      We note your policy is to charge costs of specific shows to programming expense over the expected airing period beginning when the program first airs.  Please:

•                  Revise to clarify your policy for your in-house programming and your license program material.

•                  Tell us how your policy for your in-house programming complies with SOP 00-2.

•                  Tell us how your policy for the licensing of program material complies with SFAS 63.

•                  Tell us and disclose how the expected airing period is determined and how you adjust your expenses if the anticipated airing schedule changes over time.

We acknowledge the Staff’s comments, and we will revise the disclosure in our future filings to clarify that we do not pay any fees or other consideration in connection with our licensing of programming from third parties.  Accordingly, we do not believe that we license programming as contemplated by SFAS 63.  Rather, third parties buy advertising spots from us and have the right to air their programming on our network.  We do not record any cost for such programming, and only record revenue when the programming airs.

We believe our policy for in-house programming complies with SOP 00-2.  SOP 00-2 provides that we should report film costs as a separate asset on the balance sheet, amortize such costs in the same ratio that current period actual revenue bears to the estimated remaining unrecognized revenue, and, if events or circumstances change we should assess whether the fair value of the film is less than unamortized film costs and write off to the income statement the amount by which capitalized costs exceed fair value.  Further, we are to not subsequently restore any amounts written off in previous fiscal periods.  At this time, we anticipate that the revenue we recognize from in-house programming will be derived from subscriber fees we receive and the advertising revenue we generate from airing the programming.  Although we disclose that we believe we could potentially repackage our in-house programming for other uses, such as video-on-demand, international licensing and production of DVDs for retail distribution, we have very limited experience in selling such programming in secondary markets and do not currently have persuasive evidence that we will recognize any material revenue from such uses.  Accordingly, we do not include the potential for such revenue in our estimates when determining the period over which we recognize the expense associated with such programming.

We have clarified in our disclosure regarding our programming expense policy in our Form 10-Q for the quarterly period ended June 30, 2006 that the anticipated airing schedule for one of our programs is typically over a two to four quarter period, and generally does not extend for more than two years.  As an anticipated airing schedule changes, we prospectively adjust the timing and amount of the charge to expense accordingly.  At the time we determine a program is unlikely to air or re-air, we charge programming expense with the remaining cost recorded in prepaid programming.

As we incur costs relating to our in-house programming, we accumulate the costs in “Prepaid Programming,” a balance sheet asset.  As prescribed by SOP 00-2, we amortize such costs in the same ratio that current period actual revenue bears to the estimated remaining unrecognized revenue, as we plan the anticipated airing schedule for a program, which typically consists of the initial airing, re-airing on the same channel and cross-network airing on our other channel.  As an anticipated airing schedule changes, we prospectively adjust the timing and amount of the charge to expense, accordingly.  We do not subsequently restore any amounts previously written off.

We review the balances in prepaid programming continually but systematically at the end of each quarter.  We expense the cost of event driven programs as they air, if we have no plans to re-air them and we lack sufficient history to conclude that future revenue from alternative sources exists.

Financial Statements

Consolidated Statements of Operations

2.                                      Revise to present cost of services to comply with Rule5-03 of Regulation S-X.

We acknowledge the Staff’s comment, and will revise our disclosure accordingly in our Form 10-Q for the quarterly period ended September 30, 2006 and in subsequent filings.

Prepaid Programming Costs, page 49

3.                                      Please expand your disclosure to tell us how you account for prepaid programming if you do not air the related programming.

We acknowledge the Staff’s comment, and we have revised our disclosure in our Form 10-Q for the quarterly period ended June 30, 2006 to clarify that we charge programming expense with the remaining associated cost recorded in prepaid programming at the time we determine a program is unlikely to air or re-air.  We will include similar disclosure in our future filings.

Revenue Recognition, page 50

4.                                       Tell us why you recognize your Lost Dutchman campground membership sales over an estimated life of seven years.  Also, provide us with the actual contractual membership period.

The actual contractual membership is typically lifetime and the memberships may be transferable to heirs or subject to forfeiture under certain circumstances.  However, our management has analyzed, and periodically reviews, membership records to determine the appropriate estimated life of the memberships.  Based on this analysis and review, we have determined that Lost Dutchman campground members remain active for seven years on average, and that a membership is typically paid in full over a seven-year period.  Accordingly, we recognize membership sales over an estimated life of seven years.  We do not recognize revenue from memberships in excess of cash received.

An increase or decrease in the estimated life of memberships over a period of time would not significantly impact our results of operations.  We note that in the 2005 fiscal year, revenue from memberships was approximately $1.1 million, or 2.7% of total revenue.

Note 3 - Acquisition of Minority Interest in The Outdoor Channel, Inc. page 54

5.                                      Please tell us in detail how you concluded that the multiple system operators relationships are indefinite-lived intangible assets under paragraph 11 of SFAS 142.

Paragraph 11 of SFAS 142 requires that the estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, and, in particular, should reflect the period over which the intangible asset will contribute to cash flows, and not the period of time that it would take the entity to develop internally an intangible asset that would provide similar benefits.  In our business, Multiple System Operators, or MSOs, pay us a per-subscriber fee to carry our programming on their systems.  The number of subscribers from the MSOs that are able to view our programming directly impacts both our subscriber fees and our advertising revenue.  The MSO relationship is of significant value to us in these transactions.  The MSOs have varying rights, including in some cases the right to change the manner in which they carry our programming and offer it to their subscribers.

In determining the appropriate useful life of our MSO relationships we analyzed our experience with MSOs and discovered that none of our MSO contracts have ever been cancelled.  When these contracts have expired, our relationship with the MSO has continued month-to-month, in one case for more than four years.  We also looked to Appendix A of SFAS 142 and found Example 4.  While not exactly on point, we found this example to be analogous to our situation: an acquired broadcast license that expires in five years is deemed to have an indefinite useful life because cash flows are expected to continue indefinitely.  We have never had an MSO stop carrying our signal on its systems.  The manner in which the MSO carries our programming may change, but, in our experience, the relationship with the MSO continues indefinitely.  Accordingly, we have determined that our MSO relationships are indefinite-lived intangible assets. We review these relationships for impairment every quarter and have an outside specialist test impairment annually.

6.                                      We note your exchange of vested options by Outdoor Channel Holdings for vested options of TOC in connection with your acquisition of the minority interest, and the resulting non-cash charge of $48.0 million.  Tell us why you believe your accounting for this exchange is appropriate.  Refer to your basis in the accounting literature.

In determining the accounting for the exchange, we researched various accounting literature including SFAS 141, FIN 44, APB 25, EITF 00-23 and SFAS 123.  The literature required careful consideration as our acquisition of the minority interest involved an unusual fact pattern.  Based on that literature, we determined, as further explained below, that, in summary, the appropriate accounting for the exchange of the vested options in conjunction with the acquisition of the remaining minority interest in our subsidiary was to:  treat the exchange as a modification of terms; compute the fair value of the options at the time of the exchange; allocate the value to the options that were held by employees and a former employee; record the value attributable to the employees as a charge to expense upon the consummation of the exchange; record the value attributable to the former employees as part of the consideration paid for the acquisition of the minority interest; and not apply variable accounting subsequent to exchange.

The employees of The Outdoor Channel (“TOC”) are not new employees.  The minority interest came about not by our buying into TOC, but rather by our selling TOC stock to investors.  The employees did not have stock options when the minority interest was created.  The options were granted to the employees after the minority interest was created through the sale of stock to third parties.  All of the options were fully vested at the time of our acquisition of the minority interest.  The fair value immediately before and immediately after that transaction was the same.  We believe these facts determine the accounting treatment of the exchanged vested options.

We engaged an independent firm to value the TOC common stock, as compared to the value of our common stock at the time of the transaction, and the TOC board of directors obtained a fairness opinion with respect to such valuation.  The consensus reached was that each share of TOC common stock was worth 0.65 shares of our common stock.  We used this value (i.e., 65% of the then market price of our common stock) in calculating the treasury method of accounting for options to purchase TOC common stock prior to the transaction.

In connection with the transaction, we assumed the options to  purchase TOC common stock.  Our intent was to assume these options without modification of their terms, notwithstanding the result that we would incur a new measurement date resulting in a nearly $50 million one-time, non-cash charge at the time of the transaction.  In this regard, we were careful not to modify any terms of the options, including, but not limited to the intrinsic value of the options, vesting schedules and expiration dates.

The aforementioned exchange ratio of 0.65 to 1 was used to establish the number of shares of our common stock that each TOC shareholder would receive in exchange for shares of TOC common stock.  It was also the ratio used to determine the shares underlying the options to purchase shares of TOC common stock, and the exercise price thereof, in the conversion of such options into options to purchase our common stock in the transaction.  The options were further adjusted in connection with our subsequent stock split.  By way of example:

An option to purchase 100,000 shares of TOC common stock at an exercise price of $1.50 converted into an option to purchase 65,000 shares of our common stock at an exercise price of $2.3077 per share.  Extending 100,000 x $1.50 is $150,000.00.  Extending 65,000 x $2.3077 is $150,000.  Subsequently, we split our stock 5 for 2, and the exercise price and number of shares were again adjusted such that the option in the prior example would now entitle its holder to purchase 162,500 shares of our common stock at an exercise price $0.9231 per share, or $150,000 in the aggregate.

The option terms were otherwise unchanged.

The intrinsic value of the options to purchase shares of TOC common stock was the same immediately before, and immediately after, the exchange.  Using hypothetical options to purchase 100,000 shares of our common stock:

Before the transaction:

•                  The fair value of one share of TOC common stock price was 65% of the then market price of one share of our common stock, (i.e., $35 at the time of the transaction), or $22.75.

•                  The corresponding Intrinsic value was ($22.75 x 100,000) less ($1.50 x 100,000) or $2,125,000.

After the transaction:

•                  The intrinsic value was unchanged; ($35 x 65,000) less (162,500 x $0.9231) or $2,125,000.

In aggregate, TOC employees held options to purchase 2,269,000 shares of TOC common stock, which in the transaction were converted into options to purchase 3,636,500 shares of our common stock, as follows:

	Exercise	Market			Excercise Price	Market Price	Intrinsic
	Price	Price	Ratio	Shares	Extension	Extension	Value	Ratio

As issued	$1.603	$22.75	14.1949	2,269,000	$3,636.50	$51,619.75	$3,622	14.1949
Per Exchange Ratio	$2.466	$35.00	14.1949	1,474,850	$3,636.50	$51,619.75	$3,622	14.1949
Post 5 for 2 split	$0.986	$14.00	14.1949	3,687,125	$3,636.50	$51,619.75	$3,622	14.1949

We consider this exchange of options to be a modification for accounting purposes because the transaction was a related party transaction.  Issue 12 of Emerging Issues Task Force Consensus 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25 and FASB Interpretation No. 44 (“EITF 00-23”) instructs that if, when the parent initially took controlling interest of the subsidiary, the related options of the subsidiary were already outstanding and had not been modified, then the parent is required to account for the new options as acquisition purchase price as explained above.  If this is not the case, then the guidance in Issue 1 of EITF 00-23 must be considered.  EITF 00-23 provides that if the modification (i) increases the intrinsic value or (ii) the ratio of exercise price per share to the market price per share has been reduced, then the modification causes variable accounting for the modified awards pursuant to the guidance in Question 11 of Financial Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (“FIN 44”).  For all other exchanges, provided that both criteria in paragraph 53 of FIN 44 are met, the modification results in a new measurement date.  The two criteria of paragraph 53 of FIN 44 are:

a.                               The aggregate intrinsic value of the award immediately after the change is not greater than the aggregate intrinsic value of the award immediately before the exchange

b.                              The ratio of the exercise price per share to the market value per share is not reduced.

As discussed above, we formed TOC and subsequently sold stock in TOC creating the minority interest.  Thereafter, the options to purchase TOC common stock were issued.  The option value is not part of the purchase price and because the options were fully vested at the time of the transaction, the additional compensation cost should be recognized immediately.  As demonstrated above, however, the aggregate intrinsic value of the award before and the aggregate intrinsic value of the award after the modification were equal.  Accordingly, we have concluded that the two criteria of paragraph 53 of FIN 44 have been satisfied, and that we do not have variable accounting.

In accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), FIN 44, Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (“SFAS 123”) and EITF 00-23, we have accounted for 325,000 stock options issued to a non-employee as a result of the options to purchase TOC common stock assumed by us in the aforementioned transaction.  Because these options were fully-vested at the time of the transaction and the holder was no longer an employee as of the date of the merger, the value of these options has been treated as additional consideration paid by us for the stock of TOC we acquired in the transaction, and has been included in goodwill.

7.                                      We refer to your summarized unaudited pro forma information on page 55.  It is not appropriate to exclude the non-recurring net charge of $28.9 million attributable to the exchange of options.  Rather, you should disclose the nature and amount of any material, nonrecurring items included in the reported pro form results of operations.  Refer to paragraph 55 of SFAS 141.  Please revise.

We acknowledge the Staff’s comment, and will revise our disclosure accordingly in our Form 10-K for the fiscal year ended December 31, 2006 and in subsequent filings.

Note 9 – Commitments and Contingencies, page 59

8.                                       We note the potential state tax liability disclosed in your risk factors, and your assessment that the aggregate liability with accrued interest and penalties could be material to your results of operations.  Please update your footnote to disclose this potential liability along with your liquidity discussion in management’s discussion and analysis.

We acknowledge the Staff’s comment, and have revised the disclosure in our Form 10-Q for the quarterly period ended June 30, 2006, as follows:

NOTE 9—INCOME TAX PROVISION:

“Our estimate for state taxes is based on the California statutory rates. We are in the process of filing income tax returns in various states in which we have nexus and have not previously filed income tax returns to apportion our income to such states. We believe that we will be able to amend our California returns to reflect the apportionment. In the event we are not able to amend our California returns, we could incur additional income taxes.”

In addition, we included the following disclosure under “Liquidity and Capital Resources in our MD&A:

“As of June 30, 2006, we had sufficient cash on hand and had been generating sufficient cash flow from operations to meet our short-term cash flow requirements including the payment of unpaid taxes to those states in which we have sufficient nexus but have not previously apportioned income. Management believes that our anticipated cash flows from operating activity along with our existing cash resources including cash on-hand, available-for-sale securities and access to the revolver, will be sufficient to fund our operations at current levels and anticipated capital requirements through at least September 1, 2007.”

We will update this disclosure in our future filings as appropriate, including in our Form 10-K for the year ending December 31, 2006.

Note 13 – Segment Information, page 66

9.                                      Please revise to disclose the amount of goodwill allocated to each reportable segment.  Refer to paragraph 45 of SFAS 142.

We acknowledge the Staff’s comment, and have revised our disclosure in our Form 10-Q for the quarterly period ended June 30, 2006.  Our disclosure now reads, as follows:

“Corporate assets consisted primarily of cash not held in our operating accounts, available-for-sale securities, goodwill, net deferred tax assets and intangible assets. Our CODM, when analyzing operations of our segments, considers the cash balances and investments in available for sale securities held for future investment in operations to be appropriately excluded from the operating segments. Further, the CODM does not consider the intangible assets when assessing the performance of these segments and accordingly 100% of the goodwill, net deferred tax assets and intangible assets are allocated to Corporate.”

We will include similar disclosure in our future filings.

10.                               Addressing paragraph 30 of SFAS 142 and EITF D-101 tell us how you determined your reporting units and tell us what those reporting units are.  Additionally, please identify the reporting unit(s) to which you assigned goodwill.  Refer to paragraphs 19 and 34 of SFAS 142.

Paragraph 30 of SFAS 142 (and as clarified by EITF D-101) indicates that an operating segment shall be deemed to be a reporting unit if all of its components are similar. In determining our reporting units, we first applied the principles of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information,” which instructs a  public business enterprise to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in determining how to allocate resources and in assessing performance and the reasoning behind such determinations.

We report segment information in the same format as reviewed by the CODM.  We segregate our business activities into TOC and our Membership Division.  TOC is a separate business activity that broadcasts television programming on The Outdoor Channel and Outdoor Channel 2 HD 24 hours per day, seven days per week.  TOC generates revenue from advertising fees (which include fees paid by outside producers to purchase advertising time in connection with the airing of their programs on the channels) and from subscriber fees paid by MSOs.  LDMA-AU, Inc. (“Lost Dutchman’s”) and Gold Prospector’s Association of America, LLC (“GPAA”) membership sales and related activities are reported in our Membership Division.  The Membership Division also includes GPAA magazine sales, advertisements within the GPAA magazine, the sale of products and services related to gold prospecting and gold expositions, expeditions and outings.  Each segment has discrete financial information available which is regularly reviewed by segment managers.

For purposes of impairment testing, the reporting units are the same as our segments but the identifiable intangible assets that arose as a result of the acquisition of the minority interest in TOC through the aforementioned transaction are assigned to the TOC reporting unit.  Paragraphs 19 and 34 of SFAS 142 require that the fair value of the reporting unit be compared to its carrying amount, including goodwill.  All goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date.   Goodwill shall be assigned to the reporting units of the acquiring entity that are expected to benefit from the synergies of the combination.  TOC is the reporting unit that will benefit from the synergies and goodwill resulting from the transaction.  We follow the provisions of paragraphs 19 and 34 for purposes of impairment testing.

11.                               Tell us why over 80% of your assets in 2005 are attributed to corporate and not directly to a specific business segment.

Corporate accounted for over 80% of the December 31, 2005 assets because we believe that those assets resulted from corporate restructuring and financing decisions and are not part of operations of either of our operating segments. Corporate assets consisted primarily of cash not held in our operating accounts, available-for-sale securities, goodwill, net deferred tax assets and intangible assets.  The goodwill, deferred tax assets and the intangible assets are principally the result of applying GAAP to our decision to acquire the remaining shares of TOC we did not already own in the aforementioned transaction.  We do not believe these assets have bearing on the operating performance of either of our two operating segments and we do not consider these assets when assessing their performance. Further, we believe that the financing decisions made by us, including the decision to raise approximately $45 million in mid-2005 and subsequent determinations with respect to the investment of those funds until the funds are deployed by one of the operating units, are not part of the business of our operating units.

Form 10-Q for the period ended March 31, 2006

12.                               Please comply with all of the above components as applicable.

We acknowledge the Staff’s comment, and have revised our disclosure accordingly.

Note – 3 Stock Incentive Plans, page 8

13.                               We note that you based your expected volatilities on historical volatility of your stock, and other factors.  Please tell us the other factors considered and how they impacted your volatility factor for the three months ended March 31, 2006.

When determining expected volatilities, we considered the historical volatility of our common stock.  In addition, we considered the change from the trading of our common stock on the OTC Bulletin Board to the listing of our common stock on NASDAQ’s National Market System, our mid-2005 common stock offering, and the inclusion of our common stock in the Russell 2000.  Ultimately, we concluded that historical volatility was the best measure and proxy for the volatility component of the valuation model.  Because the other factors we considered did not change the historically measured volatility, we deleted the reference to “other factors” in our Form 10-Q for the quarterly period ended June 30, 2006, and we do not currently plan to use this reference in future filings.

14.                               Tell us in detail how you determined the expected life of the options of 4.4 years. Please:

•                  Include a discussion of your historical experience with exercises

•                  Discuss your consideration of post-vesting employment termination behavior and how this impacted the expected term.

We have adopted the “simplified” method for determining the expected life of options provided in SAB 107, as reflected in our revised disclosure in Note 3 of our Form 10-Q for the quarterly period ended June 30, 2006.

We have traditionally used the life of the option as a proxy for its estimated life.  Prior to January 2004, the shares of common stock underlying our options were not registered, making it difficult for optionees, many of whom had limited funds, to exercise their options.   In January 2004, we registered the shares of common stock underlying the options issued pursuant to our1995 option plan.  This event represented a significant change in circumstances.  However, we chose to postpone changing estimated life of the options until were able to establish a pattern of exercise following the change of cirumstances.  We now have more than one year’s experience with such exercise activities, and we have observed that the options are typically exercised soon after vesting, if the window for trading imposed by the Company’s policies is open at that time.

SAB 107 Question 6 addresses estimated life of “Plain Vanilla” stock options.  In developing estimates of expected term, a company may look to historical share option exercise experience.  Further, share options with “Plain Vanilla” characteristics may use the “simplified” method to estimate expected term.  The simplified method is: expected term + ((vested term + original contract term)/2).

We observed this pattern in actual exercises of options to purchase our common stock in relation to the vesting date of the options once the underlying shares of our common stock became registered.  The trend demonstrates that the options are likely to be exercised soon after vesting.  In fact, the weighted average number of days from vesting to exercise is 37.  Generally, we have also observed that the number of days to exercise as compared to the vesting date are even fewer when we are not in a company imposed trading blackout period.   We did not observe a difference in the pattern of exercise when employees were terminated or continuing with the Company.

The fact that registered shares underlie the options issued in 2004 is a significant change from prior circumstances and would therefore be expected to change future exercise patterns.  Thus, using the life of the option as a proxy for the estimated life is no longer reasonable due to this change in facts and circumstances.

It is a matter of judgment whether or not a sufficient period of time has lapsed to determine reasonable expectations about the expected life of the options.  We believe that we should switch to the “simplified” method for determining expected life of our options, as detailed above, because this method is an acceptable alternative in light of the fact that:

a)              historical exercise experience is not particularly relevant to the January 2004 registration:

b)             post January 2004 registration data is not yet considered sufficient to develop reasonable expectations as to future expected exercises; and

c)              the “simplified method” more closely approximates our actual results.

We do expect that sufficient historical data points will be available before December 31, 2007.  As a result, we anticipate, that in accordance with guidance provided in SAB 107, this “simplified” method will no longer be required subsequent to that date.

•                  Tell us why the expected life of the options during the three months ended March 31, 2005 was determined to be 10 years.

These options were actually issued in the first quarter of 2004 and this disclosure was an error that did not materially impact our reported results of operations or financial statements.  We actually did not issue any options in the first quarter of 2005.  The options issued in the first quarter of 2004 were to one holder, a new board member.  They were issued while we still used the life of the option as a proxy for the estimated life.  The options issued in 2004 had a 10-year life.

15.                                 Tell us and disclose the vesting period of your options.

Our options generally have vesting periods of 25% per year beginning three months to one year from the date of grant.  We have revised our disclosure in our Form 10-Q for the period ended June 30, 2006 to clarify this.  We will include similar disclosure in our future filings.

Note 10-Subsequent Events, page 15

16.                               We note you obtained a waiver on May 9, 2006 for the covenant violation on your bank loans.  Please tell us:

•                  When the covenant violation occurred.

•                  If the violation was waived without further modification of your covenant,

•                  If a grace period was extended to comply, and

•                  If any new terms have been negotiated for future periods.

Tell us your consideration of paragraph 5 of SFAS 78 in your classification of your debt as of March 31, 2006.

As is disclosed under “Liquidity and Capital Resources” and in the notes to the financial statements in our Form 10-Q for the period ended March 31, 2006, the violation related to the loss incurred for the three months ended March 31, 2006.  The violation is deemed to have occurred on March 31, 2006, even though it was not discovered until a later date during our quarterly closing process.  On May 9, 2006, our lender agreed to waive the violation and modify the covenant.  No grace period was extended and the violation was cured prior to our issuance of the financial statements as a result of the modification.  We currently expect that we will be in compliance with the modified covenant for at least 12 months.

Paragraph 5 of SFAS 78 requires that long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within the specified grace period, will make the obligation callable, shall  be classified as current liabilities unless the creditor waives the violation and loses the right to demand repayment for more than one year or the debtor cures the violation before the relevant financial statements are issued.  Given the permanent nature of the amended covenant such that at the time of amendment we no longer had a covenant violation, that the violation was cured prior to the issuance of the financial statements and that we anticipate that the amended covenant will not be triggered during the next 12 months, we believe the correct accounting is the classification of the debt instruments as long term debt less current portion.

Your prompt attention to our responses is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at 951-699-4749, extension 109.

Sincerely,

Outdoor Channel Holdings, Inc.

/s/ William A. Owen

William A. Owen,
Chief Financial Officer